Exhibit 12.2
ARIZONA PUBLIC SERVICE COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months
	Ended
	March 31,	Twelve Months Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings:
Income (loss) from continuing operations	$(6,364)	$283,940	$269,730	$170,479	$199,627	$180,937
Income taxes	4,042	151,157	138,927	98,010	120,030	86,854
Fixed charges	53,574	202,044	191,174	178,437	181,372	181,793

Total Earnings	$51,252	$637,141	$599,831	$446,926	$501,029	$449,584

Fixed Charges:
Interest charges	$46,022	$170,594	$158,769	$145,502	$146,983	$147,610
Amortization of debt discount	1,160	4,639	4,363	4,085	4,854	3,337
Estimated interest portion of annual rents	6,392	26,811	28,042	28,850	29,535	30,846

Total Fixed Charges	$53,574	$202,044	$191,174	$178,437	$181,372	$181,793

Ratio of Earnings to Fixed Charges (rounded down)	0.95	3.15	3.13	2.50	2.76	2.47